UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 10, 2005

Commission File Number: 0-29712

DOREL INDUSTRIES INC.

________________________________________________________________________________________________

1255 Greene Ave, Suite 300, Westmount, Quebec, Canada H3Z 2A4

_________________________________________________________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

[    ]

Form 40-F

[ X ]

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

[    ]

No

[ X ]

C O M M U N I Q U É

JUVENILE

Cosco

Safety 1st

Maxi Cosi

Bébé Confort

Baby Relax

Babidéal

MonBébé

Quinny

HOME FURNISHINGS

Ameriwood

Ridgewood

Charleswood

Dorel Home Products

Cosco Home & Office

Dorel Asia

Carina

SystemBuild

Cosco Ability Care Essentials

Altra Furniture

RECREATIONAL / LEISURE

Pacific Cycle

Schwinn

GT

Mongoose

InSTEP

EXCHANGES

CANADA

TSX:

DII.A, DII.B

U.S.A.

NASDAQ:

DIIBF

CONTACT:

Maison Brison

Rick Leckner

(514) 731-0000

Dorel Industries Inc.

Jeffrey Schwartz

(514) 934-3034

DOREL STARTS 2005 WITH STRONG PERFORMANCE

•

First quarter revenues up 19%

•

North American Juvenile revenues highest ever for a single quarter

Montreal, May 10, 2005 — Driven by solid organic growth and new product introductions, Dorel Industries Inc. (TSX: DII.SV, DII.MV; NASDAQ: DIIB) today reported another strong quarter of revenues and earnings. Revenues for the first quarter ended March 31, 2005 rose 19% to US$465.6 million, compared to US$391.1 million posted a year ago. Earnings for the period increased 40.2% to US$27.2 million or US$0.83 per share, fully diluted compared to US$19.4 million or US$0.59 per share for the first quarter last year.

“Revenues grew in all three segments, with considerable organic increases in all sectors, particularly in juvenile which accounted for approximately one half of the overall improvement. North American juvenile revenues were the highest ever in a particular quarter. The first quarter’s strong performance was achieved despite some on-going pressure on margins, mostly due to the continued high price of resin and other raw materials. Overall this has been a satisfying three months and a good start to another exciting year,” commented Martin Schwartz, President and CEO.

Summary of Financial Highlights
First quarter ended March 31
All figures in thousands of US $, except per share amounts
	2005	2004	Change %
Revenue	465,574	391,114	19.0%
Net income	27,205	19,400	40.2%
Per share - Basic	0.83	0.59	40.7%
Per share - Diluted	0.83	0.59	40.7%
Average number of shares outstanding -
diluted weighted average	32,959,283	32,886,099

Juvenile

Juvenile segment first quarter revenues increased 15.7% to US$238.3 million from US$205.9 million, while earnings from operations rose 53.6% to US$27.5 million from US$17.9 million a year ago. Juvenile organic revenue growth was close to 13%, with the balance of the increase coming from the conversion of Euro and Canadian dollar denominated revenue into US dollars at a higher rate of exchange in 2005. These increases were across multiple product categories. In addition, new booster seat legislation in the US is having a positive effect as a number of states begin to introduce expanded rules for the use of car seats for older infants.

In Europe, organic revenue growth was 8% with all three major operating groups posting increases. Particularly strong gains occurred in Germany and Italy, where the Loola, Buzz and Zapp travel systems, incorporating strollers and car seats, are being well received. Margins in Europe, which improved slightly over the prior year, remain higher than in North America. Improved operational performance in Holland and the stronger Euro were the principal reasons. In North America, US margins were negatively impacted by raw material prices. Resin, a major component of many juvenile products, on average, cost 50% more than at this time last year.

In the first quarter of 2004, Dorel had recorded additional operating expenses of US$6.5 million due to a dispute with one of its insurance carriers. In the first quarter of 2005 an amount of US$9.8 million was received in connection with this dispute.  Offset by other product liability settlements, the net impact in the quarter was a reduction in operating expenses of US$1.8 million.  As a result, the year over year impact was an improvement in net income of US$4.8 million after tax.

Home Furnishings

Total revenues in the Home Furnishings segment increased by 10.5% to US$145 million from US$131.2 million last year. Earnings from operations grew 21.1% to US$10.8 million from the previous year’s first quarter of US$8.9 million. Combined sales of furniture by both Ameriwood and Dorel Asia accounted for 60% of the increase. Successful new product placements in several categories by Dorel Asia and good retail acceptance of newly designed futons were the principal reasons for the increases. Cosco Home & Office sales of folding furniture and other imported home furnishings accounted for the remaining 40% of the overall segment increase.  Cosco Home & Office was named Wal-Mart’s 2004 Vendor of the Year in the hardware department.

RTA furniture gross margins were consistent with 2004 levels as factory efficiencies remain below plan, though they are anticipated to improve in the second quarter. Raw material costs remain high and continue to pressure margins. Board prices have declined from the late fiscal 2004 levels, but are currently 5% higher than in the first quarter of last year. Improved margins on futons were offset by a greater proportion of lower margin imported items sold by both Cosco Home & Office and Dorel Asia. As a result, overall, the segment’s gross margins remained similar to last year’s first quarter.

Recreational/Leisure

Recreational/Leisure revenue was up 52.6% to US$82.3 million from US$53.9 million. 2005 first quarter results include three months as compared to two months in 2004, as Pacific Cycle was acquired in February of 2004. Excluding the extra month, and despite the poor spring weather experienced throughout much of the US, revenues still increased by 30% over the prior year. Earnings from operations rose 34.6% to US$8.7 million from US$6.5 million. Excluding January, traditionally the least profitable month of the year in the bicycle industry, the segment earned US$9.2 million. As a result, for the comparable two month period of February and March, earnings were up by 42%.

Commentary

“During the first quarter we continued to make gains in all three segments, with organic revenue growth of over 14%. New products are being rolled out across all our businesses and we are encouraged by the reaction of our customers to them. Home Furnishings introduced several new lines at the April High Point furniture show, including a new generation of futons and additional RTA furniture models with attractive wood fronts. We are also making some progress in RTA furniture margins. In bikes, we have introduced several new models including adult units, 3 and 5 speed versions as well as the electric Sting-Ray,” concluded Mr. Schwartz.

Annual General Meeting

Dorel will hold its annual and special general meeting of shareholders on May 18, 2005 at 10 a.m. at the Mount Royal Centre, 2200 Mansfield in Montreal. At noon, the Schwinn Stunt Show Team will perform on the plaza of Place Ville Marie.

CONFERENCE CALL

Dorel Industries Inc. will hold a conference call to discuss these results today at 1:30 P.M. Eastern Time. Interested parties can join the call by dialling (514) 807-8791 (Montreal or overseas) or (800) 814-4860 (elsewhere in North America). The conference call can also be accessed via live webcast at www.newswire.ca or www.q1234.com. If you are unable to call in at this time, you may access a tape recording of the meeting by calling 1-877-289-8525 and entering the passcode 21123675# on your phone. This tape recording will be available on Tuesday, May 10th, 2005 as of 3:30 P.M. until 11:59 P.M. on Tuesday, May 17th, 2005.

Complete financial statements will be available on the Company's website, www.dorel.com, and will be available through the SEDAR and EDGAR websites.

Profile

Dorel Industries (TSX: DII.SV, DII.MV; NASDAQ: DIIB) is a global consumer products company engaged in the design ing , manufactur ing and market ing of a diverse portfolio of powerful consumer brands, sold through its Juvenile, Home Furnishings, and Recreational/Leisure segments. Headquartered in Montreal, Dorel employs approximately 5,000 people in fourteen countries. Dorel also has offices in Shanghai and Shenzhen, China which oversee the sourcing, engineering and logistics of all Asian operations. 2004 sales were US$1.7 billion.

US operations include Dorel Juvenile Group USA, which markets the Cosco and Safety 1st brands as well Eddie Bauer and Disney Baby licensed products ; Ameriwood Industries, which market s ready-to-assemble products under the Ameriwood, Carina, SystemBuild, Altra Furniture and Ridgewood/Charleswood brands as well as California Closets and Trading Spaces licenses ; Cosco Home & Office , which markets home/office products under the Cosco and Cosco Ability Essentials brands and Samsonite license; and Pacific Cycle, which markets the Schwinn, Mongoose, GT, InSTEP and Roadmaster brands. In Canada, Dorel operates Dorel Sales and Distribution Canada , Ridgewood Industries and Dorel Home Products. Dorel Europe markets juvenile products throughout Europe, under the Bébé Confort , Maxi-Cosi, Quinny, Safety 1 st , Babidéal, Mon Bébé and Baby Relax brands. Dorel Asia sources and imports home furnishings products .

Caution Concerning Forward-Looking Statements

Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of Dorel Industries Inc. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. The business of the Company and these forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ from expected results. Important factors which could cause such differences may include, without excluding other considerations, increases in raw material costs, particularly for key input factors such as particle board and resins; increases in ocean freight container costs; failure of new products to meet demand expectations; changes to the Company’s effective income tax rate as a result of changes in the anticipated geographic mix of revenues; the impact of price pressures exerted by competitors, and settlements for product liability cases which exceed the Company’s insurance coverage limits. A description of the above mentioned items and certain additional risk factors are discussed in the Company’s Annual MD&A and Annual Information Form, filed with the securities regulatory authorities in Canada and the U.S. The risk factors outlined in the previously mentioned documents are specifically incorporated herein by reference. The Company’s business, financial condition, or operating results could be materially adversely affected if any of these risks and uncertainties were to materialize.  Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

DOREL INDUSTRIES INC.

CONSOLIDATED BALANCE SHEET

AS AT MARCH 31, 2005

ALL FIGURES IN THOUSANDS OF US $

	as at March 31, 2005 (unaudited)	as at December 30, 2004 (audited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$ 12,452	$ 11,288
Accounts receivable	288,623	286,529
Inventories	303,682	292,991
Prepaid expenses	12,544	12,756
Funds held by ceding insurer	7,974	7,920
Future income taxes	23,074	24,027
	648,349	635,511

CAPITAL ASSETS	162,278	163,707
GOODWILL	499,595	512,546
DEFERRED CHARGES	19,875	20,983
INTANGIBLE ASSETS	265,340	262,968
FUTURE INCOME TAXES	8,897	10,401
OTHER ASSETS	10,487	10,786
	$ 1,614,821	$ 1,616,902

LIABILITIES
CURRENT LIABILITIES
Bank indebtedness	$ 1,695	$ 1,915
Accounts payable and accrued liabilities	357,991	354,738
Income taxes payable	2,884	5,629
Balance of sale payable	3,871	7,773
Future income taxes	1,360	1,379
Current portion of long-term debt	7,677	7,686
	375,478	379,120

LONG-TERM DEBT	497,076	505,816
PENSION & POST-RETIREMENT BENEFIT OBLIGATIONS	19,792	20,006
BALANCE OF SALE PAYABLE	6,986	5,278
FUTURE INCOME TAXES	74,310	75,719
OTHER LONG-TERM LIABILITIES	3,803	2,684

SHAREHOLDERS’ EQUITY
CAPITAL STOCK	161,002	160,876
CONTRIBUTED SURPLUS	1,782	1,081
RETAINED EARNINGS	414,038	386,833
CUMULATIVE TRANSLATION ADJUSTMENT	60,554	79,489
	637,376	628,279
	$ 1,614,821	$ 1,616,902

DOREL INDUSTRIES INC.

CONSOLIDATED STATEMENT OF INCOME

FOR THE THREE MONTHS ENDED MARCH 31, 2005 (unaudited)

ALL FIGURES IN THOUSANDS OF US $, EXCEPT PER SHARE AMOUNTS

	2005	2004

Sales	$ 459,295	$ 387,705

Licensing and commission income	6,279	3,409

TOTAL REVENUE	465,574	391,114

EXPENSES
Cost of sales	356,405	295,913
Operating	55,749	54,529
Depreciation and amortization	9,673	9,386
Research and development costs	2,190	1,698
Interest on long-term debt	7,518	6,554
Other interest	157	169
	431,692	368,249

Income before income taxes	33,882	22,865

Income taxes	6,677	3,465
NET INCOME	$ 27,205	$ 19,400

EARNINGS PER SHARE:
Basic	$ 0.83	$ 0.59
Diluted	$ 0.83	$ 0.59

SHARES OUTSTANDING:
Basic – weighted average	32,802,978	32,646,534
Diluted – weighted average	32,959,283	32,886,099

DOREL INDUSTRIES INC.

CONSOLIDATED STATEMENT OF RETAINED EARNINGS

FOR THE THREE MONTHS ENDED MARCH 31, 2005 (unaudited)

ALL FIGURES IN THOUSANDS OF US $

	2005	2004

BALANCE, BEGINNING OF PERIOD AS REPORTED	$ 386,833	$ 287,583

Restatement	-	(826)

BALANCE, BEGINNING OF PERIOD AS RESTATED	386,833	286,757

Net income	27,205	19,400

BALANCE, END OF PERIOD	$ 414,038	$ 306,157

DOREL INDUSTRIES INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2005 (unaudited)

ALL FIGURES IN THOUSANDS OF US $

	2005	2004

CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Net income	$ 27,205	$ 19,400
Adjustments for:
Depreciation and amortization	9,673	9,386
Future income taxes	1,674	(3,806)
Funds held by ceding insurer	(54)	(33)
Stock based compensation	701	-
Gain on disposal of capital assets	6	-
	39,205	24,947

Changes in non-cash working capital:
Accounts receivable	(6,317)	(19,637)
Inventories	(13,776)	7,317
Prepaid expenses and other assets	597	2,960
Accounts payable and accrued liabilities	9,966	35,903
Income taxes payable	(2,831)	2,679
	(12,361)	29,222

CASH PROVIDED BY OPERATING ACTIVITIES	26,844	54,169

FINANCING ACTIVITIES
Bank indebtedness	(149)	1,080
Long-term debt	(8,705)	252,865
Issuance of capital stock	126	1,524
CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(8,728)	255,469

INVESTING ACTIVITIES
Acquisition of subsidiary companies	-	(310,152)
Cash acquired	-	3,374
	-	(306,418)
Balance of sale payable	(4,946)	11,391
	(4,946)	(295,027)
Additions to capital assets – net	(6,699)	(7,989)
Deferred charges	(2,296)	(5,053)
Intangible assets	(2,808)	(254)
CASH USED IN INVESTING ACTIVITIES	(16,749)	(308,323)

Effect of exchange rate change on cash	(203)	(680)

NET INCREASE IN CASH	1,164	635

Cash and cash equivalents, beginning of period	11,288	13,877

CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 12,452	$ 14,512

DOREL INDUSTRIES INC.

SEGMENTED INFORMATION

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2005

ALL FIGURES IN THOUSANDS OF US $

Industry Segments

	Total		Juvenile		Home Furnishings		Recreational/Leisure
	2005	2004	2005	2004	2005	2004	2005	2004

Total Revenues	$ 465,574	$ 391,114	$ 238,271	$ 205,937	$ 144,989	$ 131,245	$ 82,314	$ 53,932
Cost of sales	356,405	295,913	169,641	142,910	122,804	110,926	63,960	42,077
Operating expenses	52,913	52,888	33,827	38,245	9,644	9,460	9,442	5,183
Amortization	9,205	8,986	7,265	6,848	1,768	1,960	172	178
Earnings from Operations	47,051	33,327	$ 27,538	$ 17,934	$ 10,773	$ 10,773	$ 8,740	$ 6,494
Interest	7,675	6,723
Corporate expenses	5,494	3,739
Income taxes	6,677	3,465

Net income	$ 27,205	$ 19,400

Geographic Segments - Origin

	Revenues
	2005	2004

Canada	$ 51,545	$ 53,884
United States	289,536	242,173
Europe	95,084	84,206
Other foreign countries	29,409	10,851

Total	$ 465,574	$ 391,114

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOREL INDUSTRIES INC.

By: /s/ Martin Schwartz_____________

Martin Schwartz

Title: President and Chief Executive Officer

By: /s/ Jeffrey Schwartz_____________

Jeffrey Schwartz

Title: Executive Vice-President,

 Chief Financial Officer

May 10, 2005